Contact

www.linkedin.com/in/brian-langone (LinkedIn)

Brian Langone

CTO and Co-Founder at Stellar Pizza
Santa Monica, California, United States

Experience

Stellar Pizza
CTO and Co-Founder
February 2019 - Present (4 years 9 months)

SpaceX
5 years 7 months

Battery Mechanical Engineer
July 2016 - February 2019 (2 years 8 months)

Structures Engineer
August 2013 - July 2016 (3 years)

Space Exploration Technologies
Structures Intern
May 2012 - August 2012 (4 months)

Ford Motor Company
Engine Engineering Intern
May 2011 - August 2011 (4 months)

Carnegie Mellon University
Student Researcher
January 2011 - May 2011 (5 months)

Education

Carnegie Mellon University
Master's Degree, Mechanical Engineering · (2012 - 2013)

Carnegie Mellon University
Bachelor's Degree, Mechanical Engineering · (2009 - 2012)